QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.4

        The 2006 Annual Report (comprised of the Consolidated Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2006), incorporated by reference to the Company's Annual Report on Form 40-F, filed on February 23, 2007.

QuickLinks

Exhibit 99.4